September 12, 2006

Mr. Russell Mancuso

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Somerset International Group, Inc.
Amendment No. 7 to Registration Statement on Form SB-2
File No. 333-128262
Filed on August 29, 2006

Dear Mr. Mancuso:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letter dated September 7, 2006 regarding the above referenced filing and the following are our responses to same:

Selling Shareholders

1.

We note your new disclosure about 650,000 shares being issued pursuant to stock purchase agreements in 2005. It appears from footnote 31 that you have included shares issued in an August of 2006 transaction in this amount. Please reconcile.

Answer:	This section has been reconciled to remove the 125,000 shares sold in 2006 from the 650,000 shares and added to the first sentence of this paragraph regarding the 2006 sales.

Description of Securities

Warrants

2.

We note your new disclosure describing the warrant issuances and the terms of their exercise. This does not appear to reconcile with your description of the warrants in the footnotes to the selling shareholders table. For example, note 19 lists warrants to purchase 40,000 shares which are not reflected in the Description of Securities section. Please provide us with a table that clearly reconciles your disclosure in this section with the footnotes to the selling shareholder table.

Answer:	Note 19 has been expanded to reflect a reconciliation of the footnote to the description of warrants in the Description of Securities section.

Management’s Discussion and Analysis

Results of Operations for the Three and Six Months Ended June 30, 2006

Costs and Expenses

3.	Please discuss how you were able to reduce general and administrative expenses.

Answer:	The costs and expenses note has been changed to reflect the correct expense categories the caused the reduction.

Dividends and Preferred Stock

4.	Please clarify how the dividends can increase due to the merger and also decrease due to the merger.

Answer:

The dividends increased for the three month period ending June 30, 2006 over the three month period ending June 30, 2005 because effective January 2006 in accordance with the provisions of the First Amendment to the Certificate of Designations for the Series A Preferred Stock, the dividend increased to 12% from 8% previously. The $89,582 represents the 12% dividend on the unconverted balance of the Series A Preferred Stock.

The dividends decreased for the six month period ending June 30, 2006 over the six month period ending June 30, 2005 because the effective date of the merger with Secure System was July 7, 2004 but was not closed until March 11, 2005. At that time, for the period ending March 31, 2005 there was an accrual of $180,000 in dividends at 8% for the nine months from July of 2004 through March of 2005. In June 2005, there was an additional accrual of $60,000 at 8% reflecting the three months ending June 30, 2005 for a total of $240,000. For the six months ending June 30, 2006, there is $179,164 in dividends at 12% on the unconverted balance of Series A Preferred Stock.

Financial Statements, Note 6. Page F-II

5.	Please reconcile the number of shares issued on June 30, 2006 to your CEO as disclosed here and in note 2 to your selling stockholder table.
	Answer:	The number of shares issued on June 30, 2006 to our CEO as disclosed here and in note 2 to our selling stockholder table have been reconciled.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN